As filed with the Securities and Exchange Commission on March 25 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________________
VESTIN GROUP, INC.
(Name of Subject Company (Issuer))
____________________________________
MICHAEL V. SHUSTEK
(Name of Filing Person (Offeror))

Common Stock par value $0.0001 per share
(Title of Class of Securities)

8627281107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael V. Shustek
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702)227-0965
____________________________________
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)
____________________________________
Copy to:

Hillel T. Cohn, Esq.
Morrison & Foerster	llp
555 West Fifth Street, Suite 3500
Los Angeles, CA 90013-1024
Telephone: (213) 892-5200

____________________________________
Calculation of Filing Fee

N/A

     ☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☑ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Vestin Group, Inc. At the time the tender offer is commenced, Michael V. Shustek will file a Tender Offer Statement and Vestin Group, Inc. will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information, and investors and security holders are strongly advised to read both such statements carefully before any decision is made with respect to the offer.

     The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Vestin Group, Inc., at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC’s website at http://www.sec.gov/.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MICHAEL V. SHUSTEK
Michael V. Shustek

Date: March 25, 2005

EXHIBIT INDEX

Number	Description
(a)(5)(A)	Press Release, dated March 25, 2005, of Vestin Group, Inc.